Exhibit 99.1

ELBIT IMAGING ANNOUNCES SIGNING OF JOINT DEVELOPMENT
AGREEMENT IN RESPECT OF PLOT IN CHENNAI, INDIA

Tel Aviv, Israel, August 2, 2016, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that an Indian subsidiary ("SPV") of Elbit Plaza India Real Estate Holdings Limited (in which EI holds a 50% stake with its subsidiary, Plaza Centers N.V) (“EPI”), has signed a Joint Development Agreement (“JDA”) relating to its 74.7 acre plot in Chennai, India.

Under the terms of the JDA, the SPV will confer the property development rights to a reputable local developer (the “Developer”) who will carry full responsibility for all of the project costs and liabilities, as well as for the marketing of the scheme. The JDA also stipulates specific project milestones, timelines and minimum sale prices.

Development will commence subject to the obtainment of the required governmental/ municipal approvals and permits, and it is intended that 67% of the land will be allocated for the sale of plotted developments (whereby a plot is sold with the infrastructure in place for the development of a residential unit by the end purchaser), while the remainder will comprise residential units fully constructed for sale.

The SPV will receive 73% of the total revenues from the plotted development and 40% of the total revenues from the sale of the fully constructed residential units.

In order to secure its obligation, the Developer will pay a total refundable deposit of INR 35.5 Crores (approximately €4.8 million), with INR 10 Crores (approximately €1.35 million) paid following the signing and registration of the JDA, INR 17 Crores (approximately €2.3 million) payable when planning permission for the first phase of the development project is obtained (the “Project Commencement Date”), and the remaining INR 8.5 Crores (approximately €1.15 million) payable six months after the Project Commencement Date.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com